UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                          CROWLEY, MILNER AND COMPANY
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  228093-10-0
                                (CUSIP Number)

                              Dennis P. Callahan
                               7 Lakeside Court
                            Grosse Pointe, MI 48230
                                 313-881-2259
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 15, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]
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CUSIP No.228093-10-0

1.       Name of Reporting Person:   Dennis P. Callahan
         S.S. or I.R.S. Identification No. of Above Individual (optional):
           N/A

2.       Check the Appropriate Box if a Member of a Group:
                 (a)    [ ]
                 (b)    [ ]

3.       SEC Use Only

4.       Source of Funds:   PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                 [ ]

6.       Citizenship or Place of Organization:   United States

                                  7.  Sole Voting Power
         Number of Shares             52,387
         Beneficially             8.  Shared Voting Power
         Owned by Each                44,432
         Reporting Person         9.  Sole Dispositive Power
         With                         52,387
                                 10.  Shared Dispositive Power
                                      44,432

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                 183,486

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                 [ ]

13.      Percent of Class Represented by Amount in Row (11)
                 11.8%

14.      Type of Reporting Person:  IN
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CUSIP NO. 228093-10-0

         This is Amendment No. 2 to the Schedule 13D filed by Paul R. Rentenbach. This amendment reports the disposition of beneficial ownership in certain shares as the result of a surrender and cancellation by Mr. Rentenbach of a certain Option Agreement previously described in his initial
Schedule 13D filing. Items 5 and 6 of the Schedule 13D are amended to read as follows:

ITEM 5.  Interest in Securities of the Issuer

         (a) Mr. Callahan owns beneficially 183,486 shares of Common Stock, which includes: 86,667 shares as to which Mr. Callahan has the right to acquire pursuant to presently exercisable stock options granted to him under the Issuer's 1992 Incentive Stock Option Plan, 52,387 shares as to which Mr. Callahan has sole power to vote and direct the dispostion thereof, 37,300 shares held by Mr. Callahan's spouse directly and 7, 132 shares held by Mr. Callahan's spouse as custodian for their children and grandchildren, as to which Mr. Callahan shares the power to direct the vote and disposition thereof. Based on the Issuer's representation regarding the number of Common Stock issued and outstanding as of October 31, 1998, Mr. Callahan is the beneficial owner of 11.8% of the Issuer's outstanding shares of Common Stock.

         (b)     See the response to (a) above.

         (c) There have been no transactions in the Common Stock by Mr. Rentenbach during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.  On December 15, 1998, Mr. Callahan surrendered to Mr. Richard
S. Keys the option previously granted pursuant to a certain Option Agreement dated December 29, 1997.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ DENNIS P. CALLAHAN
    Dennis P. Callahan

Dated: December 23, 1998